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                                               Filed by autobytel.com inc.
                                               Pursuant to Rule 425
                                               under the Securities
                                               Act of 1933 and deemed
                                               filed pursuant to Rule
                                               14a-12 of the
                                               Securities Exchange
                                               Act of 1934

                                               Subject Company:Autoweb.com, Inc.
                                               Commission File No. 000-25577
                                                                   ---------


AUTOBYTEL AND AUTOWEB CONFERENCE CALL SCRIPT
APRIL 11, 2001 1:30 PM PT

HOST MELANIE:

Thank you for joining us today to discuss today's announcement. Your hosts today are Mark Lorimer, President and CEO of Autobytel.com, and Jeffrey Schwartz, President and CEO of AUTOWEB.COM. Today's conference call, including the question and answer period or projections or other forward-looking statements regarding future events and the future financial performance of the company, including statements about projected revenues and expense savings or about synergies, are covered by the Safe Harbor Statement contained in today's press release.

We would like to caution you that actual events or results may differ materially from those forward looking statements. We refer you to documents the companies have filed with the SEC, specifically Form 10-K for the year ended December 31, 2000 and quarterly reports on Form 10-Q. These documents identify the principal factors that could cause results to differ materially from those forward looking statements.

Autobytel.com plans to file a registration statement on SEC Form S-4 in connection with the proposed transaction and Autobytel.com and Autoweb.com expect to mail a joint proxy statement/prospectus to their respective stockholders containing information about the transaction. Investors and stockholders are advised to read the joint proxy statement/ prospectus regarding the potential transaction when it becomes available because it will contain important information. After the joint proxy statement/prospectus is filed with the SEC, it will be available free of charge on the SEC website at www.sec.gov and from Autobytel.com and Autoweb.com through their respective investor relations departments. In addition, copies of all other reports, proxy statements and other information filed by the companies with the SEC are available from the Commission at its website and from the respective companies.


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For detailed risks related to the proposed transaction, please refer to the news release issued today, the Form S-4 to be filed by Autobytel.com with the SEC, and the joint proxy statement/prospectus which will be included in the Form S-4 mailed by both companies to their respective stockholders when it becomes available.

And now at this time I would like to turn the call over to Mark Lorimer, President and CEO, Autobytel.com.


MARK LORIMER:

First, I'd like to welcome all of you and thank you for joining us on such short notice.

As you know, we're here to discuss the announcement we made today that Autobytel.com and Autoweb have signed an agreement to combine the two companies. We wish to take you through a few points about the structure of the deal, the strategic reasons for the deal, the financial picture the deal creates and the synergies the deal is expected to give us. Then we will open the call to your questions.

I'll start with the deal structure. This is an acquisition by merger. As part of the transaction, Autobytel.com is expected to issue approximately 10.5 million shares of its common stock in a tax-free exchange for all of the issued and outstanding shares of Autoweb.com. Autoweb.com stockholders will receive 0.3553 shares of Autobytel.com common stock for each share of Autoweb.com common stock they own.

When the transaction is concluded, approximately 34% of Autobytel.com's common stock is expected to be owned by the former Autoweb.com stockholders. Upon closing of the deal, we will change the name of the company to Autobytel, Inc. We are making the name change to reflect not only the ever-increasing focus we are putting on providing technology, management and data services, but also, our ownership of multiple marketing service providers, including Autobytel.com, Autoweb.com, CarSmart.com, Autosite.com and Dealersites.

The combined company will trade under the existing ABTL ticker symbol.

Strategic Reasons:

Lets now turn to the strategic reasons for the deal. There are two questions I'd like to answer - WhyAutoweb.com??? and Why Now???

Why combine Autobytel.com and Autoweb.com?

1. We expect this transaction to exploit the strengths of two companies already in leadership positions in the space. As you know, Autobytel and Autoweb both have strong brands, strong dealer bases, extensive consumer bases and strong relationships with global manufacturers. In addition, Autoweb's AIC, one of the top providers of US information to the OEM market, and Autoweb's strong relationships with leading


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      web portals and key affiliates should also help drive the combined company to become the industry standard for online automotive research.


2. The depth and strength of the combined companies' customer base should translate into expanded opportunities for revenue generation:

      The new company is expected to have

         over 7,000 dealers increasing revenue opportunities both in program fees and in the suite of dealer service products we offer;

         revenue generating relationships with 24 of the 26 major manufacturers.

         And well over two million unique site visitors a month

3. Combining the business also makes sense from a financial perspective. We expect significant revenue synergies to materialize next year. We have already identified what we believe will be large expense savings. One of the many great things about this deal is that our two companies do many of the same things, and in those areas, great expense savings can be found. At the same time, there are complementary business segments, such as AIC, that we plan to leverage to the benefit of the combined company. These segments are expected to drive greater sales volume to each of our large dealer-customer bases.

4. Last, but by no means least, are the further financial benefits of this deal: Incremental revenues are expected to be more than incremental expenses. We expect the combined company to generate revenue in excess of $100 million annually. We believe that there is long-term growth potential as the referral model is emerging as a clear leader in the automotive buying space, on-line buying is expected to grow and manufacturers are showing dedication to e-commerce initiatives. We expect significant growth opportunity in this space.

         We expect to continue to maintain an ample cash position to reach the point of profitability.

And, perhaps most importantly, as we have mentioned in our last conference call in January, Autobytel, on a standalone basis, expects to be profitable in the third quarter. Depending on the timing of the close of the transaction, we believe the combined company will also be profitable on an operating basis, excluding one time merger cost, in the third quarter of 2001.

We expect to generate substantial synergies from the transaction. Together, we can enhance revenue opportunities from our extensive combined manufacturer and dealer relationships. We expect to achieve cost savings from eliminating redundancies such as duplicative public company costs.

In summary, stockholders should benefit from our abilities to both exact savings from eliminating the duplicative costs between the two companies and increase the revenue opportunities generated from our combined strengths. Consumers should benefit from the additional resources we will have at our fingertips to further develop our award-winning consumer initiatives and programs. Importantly, our dealer and manufacturer partners should benefit from our ability to send them millions of car buyers as well as to provide additional marketing, management and content services.

Bottom line: We believe this transaction has the potential to create the largest platform of retailers and customers in the online automotive market.

Why now???

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The time to do this deal was now, for three primary reasons. The reasons are:
one -- the pricing dynamics were right, two -- anticipated expense savings that we believe can be realized, without changing our timeline to achieve profitability, and three --the dynamics in the online car market.

As for pricing dynamics: As we all know, the market has not been kind to technology, dotcoms, or autodotcoms in the past year. While this has had a very adverse impact on both of our shareholder values, we believe this combination and its potential impact on the online automotive market should serve to unlock shareholder value for the shareholders of the combined entity.

As for the expense savings: We all know two things - one: more companies die of indigestion than starvation, and two: we can't do anything that would compromise our third quarter profitability projections. In order to meet those challenges, during our discussions and negotiations, we both concluded early that our first order of business should be a quick and efficient integration. Today we believe we present a deal that makes sound strategic and financial sense. We believe we will achieve profitability by the third quarter of 2001.

As for the current dynamics in the online car industry: the days of daily entrants into the online car space are over. As it turns out, the pundits who said there were no barriers to entry were wrong. Brand, dealer networks, technology tools, and industry knowledge are all, in and of themselves, important barriers. But taken together, we believe the position is very difficult to replicate. The consolidation among the online players has been ongoing amongst the "soon to run out of money" crowd. While this is obvious, what is less obvious is that the players who were once thought of as permanent members of the online club are reassessing the space. We see some competitors close their direct offerings, and some that do deals that send all of their purchase requests to one dealer group. While this may be an effective strategy for them, it also seems to signal that the dealer relationships, the monetization of the traffic, and the industry knowledge were all barriers they chose not to scale.

We also see the car manufacturers rethinking their positions towards online car services. They are moving to a philosophy that acknowledges the consumer preference to deal with third party buying services, and a focus on how to work with the services as opposed to against them. This trend should continue and accelerate. As I have said before, the car business has a history of rejecting at first, and then embracing new ways to do business. If you want proof for this statement, you only need look as far back as auto leasing. Auto leasing entered the market in the `60s, only to be soundly derided as something that would never take off in the car business. Carmakers and retailers completely rejected the notion of leasing - yet today, in some brand lines and in some demographics, leasing makes up a majority of the new car financing vehicles. If you wonder whether the manufacturers will ever fully adopt third party companies providing Internet services, we need only to show you our GM Pilot in Washington D.C., or any of AIC's 22 manufacturer relationships.


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But the car business is big, and it needs big players. When a company like GM seeks a partner, they need one that can provide the tools and services they need on a vast scale. Upon the completion of this transaction, we believe that we are well positioned to meet the large challenges posed by the large opportunities to provide services to the OEMs.

Autobytel, Inc. with its multiple brands and expanded platform for OEMs, dealers and consumers should be well positioned to meet the growing Internet needs of the trillion dollar global automotive industry. And we firmly believe that this transaction has the potential to create the only global company of any scale that is able to provide a broad range of marketing, management and content services to help automotive retailers and manufacturers meet the challenges and opportunities presented by e-commerce.

With that, I'd like to turn the floor over to Jeffrey Schwartz, CEO of Autoweb.com and future Vice Chairman of Autobytel, Inc.

During the course of this process, we have met many people that we are very excited to have the opportunity to work with in the future. I am extremely excited about Jeffrey Schwartz joining our executive management team. As a key leader in Autobytel, Inc., Jeffrey's first order of business will be to lead the integration efforts. We believe Jeffrey clearly has the experience to bring us forward successfully as a combined entity, realizing the synergies that this deal offers while preserving the strong Autoweb.com brand position, as well as dealer and industry relationships. Jeffrey-

JEFFREY SCHWARTZ

Thanks, Mark.
I'm also very excited about what the future brings.

We believe the combined company will become the industry standard for consumers, dealers and manufacturers alike. Our combined strengths should give us the ability to further penetrate the automotive industry and become a powerful entity in the global automotive market.

Among Autoweb.com's greatest strengths is our content syndication division. We have very significant relationships with the web's leading portals and key affiliates, which make us one of the leading automotive "powered-by" brands." Combined with the power of Autobytel.com's brand and Carsmart.com's extensive portal agreements, Autobytel, Inc. should have one of the largest audiences of online automotive shoppers.

In addition, we have developed advertising and marketing relationships with 22 of the 26 major OEM's, data, content, and technology relationship with more than 20 OEM's, and fulfillment relationships with thousands of partners, including OEM's and large dealer groups such as Auto Nation. Our progress in these areas will clearly strengthen Autobytel, Inc.'s position in the key marketing, content, and fulfillment segments and should improve the operating results of the company in the future.


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We have been consistently pleased with our division, AIC, which we believe to be the best there is in the automotive data business. Currently, AIC provides data, content, or technology to General Motors, Ford, DaimlerChrysler, Toyota, and Honda, among others. AIC data, content, or technology also power the top four destinations on the web, including AOL, Yahoo, Lycos, and MSN.

During the last several months, we have made substantial progress in cost-cutting and efficiency initiatives to accelerate our profitability goal. This deal, combined with substantial expenditure reductions in our portal agreements, is expected to enable us to realize immediate integration synergies on both the revenue and expense sides of our new company. We anticipate that the recent restructuring of marketing agreements with our portal partners will reduce future obligations through 2003 by $40 million. For Q2 through Q4 2001, these year over year expenses are expected to be reduced by $15 million.

As we move forward with the plans for integration, as Mark mentioned, we will be working hard to realize synergies between the companies to create expense savings and eliminate redundancies in all of the operating units. And, as Mark pointed out, we believe those opportunities are significant. We are firmly committed to the realization of Autobytel, Inc.'s profitability target in Q3 2001.

It is no secret that for six years, our two companies have been engaged in hand to hand combat. When we first started talking about this deal, we believed that victory in this space was on the other side of a combination of our two companies. As Mark pointed out earlier, we believe the synergies between us are clear to everyone and we make a natural team. Now, we have a remarkable opportunity to fuse our strengths and yield value for our stockholders.

It is my firm belief that the combined company, Autobytel, Inc. and its brands including Autoweb.com, CarSmart.com and AutoSite.com represent a winning combination that promises to shape the future of online automotive commerce.

With that, I turn it back to Mark.

ML: Thanks, Jeffrey.  Now, we'd be happy to take your questions.


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